

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

October 12, 2017

Yim Bo-hyuk
Chief Financial Officer
Shinhan Financial Group Co., Ltd.
20, Sejong-daero 9-gil, Jung-gu
Seoul 04513, Korea

> **Re:** **Shinhan Financial Group Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 28, 2017**
> **File No. 001-31798**

Dear Mr. Yim,

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Stephanie L. Sullivan

Stephanie L. Sullivan
Senior Technical & Policy Advisor
Office of Financial Services